Exhibit 99.1

Enthusiast Gaming Hosts Pocket Gamer Connects Seattle with Record
 Attendance, Dubai and Toronto Events to Follow

Expansion into Dubai Increases Global Footprint, Enhancing Thought Leadership in Growing MENA Market

LOS ANGELES, June 21, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), an independent gaming media and entertainment company, today announced that its most recent event, Pocket Gamer Connects (“PGC”) Seattle, drew record attendance as it looks to host its first-ever event in Dubai and its second annual PGC Toronto event over the next two months.

The Seattle event, which occurred May 16-17, 2023, drew over 1,000 attendees from 40 different countries, including avid mobile gamers, developers, and industry professionals. Over 150 of the industry’s thought leaders shared their insights on the most relevant topics in gaming during the event’s panel discussions and presentations. Tracks such as “Ad Insights”, “Blockchain Boost”, “NFT Knowhow”, and “Metaverse Magic” rounded out the networking and pitching opportunities amongst developers and investors, press and industry experts and publishers. Companies represented by featured speakers and panelists included Netflix Games, Double Coconut, Activision Blizzard King, Global Game Jam and Fun Plus, among others.

Based on the continued success of the Company’s PGC events worldwide, as well as the growing demand from developers and other industry professionals, Enthusiast Gaming has expanded the popular event to Dubai in June and seeks to continue its momentum into its second annual event in Toronto in July.

PGC’s first-ever event in Dubai, GameExpo Summit, is scheduled for June 21-22, taking place alongside the Dubai Esports and Games Festival at the Dubai Exhibition Centre within the incredible hub of sustainability and innovation, Expo City Dubai. The PGC team is partnering with the Dubai Economy & Tourism department to create a two-day conference featuring more than 100 renowned games industry speakers delivering talks, panels and seminars across a number of themed tracks. Discussion topics include new technologies from the metaverse, AI and Web3, the latest techniques and trends in development and monetization, as well as the unprecedented growth of the MENA market.

PGC Toronto is scheduled for July 19-20 at the Marriott Downtown Toronto. In addition to discussing new technologies, Web3 and AI, the Toronto installment of Pocket Gamer Connects will feature several tracks on independent game development and funding.

“Pocket Gamer Connects is the definitive B2B event for the gaming industry for networking, education, and advancing the business of gaming,” said Nick Brien, CEO of Enthusiast Gaming. “We have been hosting these amazing events all over the world, attracting increasing audiences and greater awareness for our exciting industry. I see a tremendous opportunity to leverage this jewel in our portfolio across the rest of the Enthusiast Gaming platform, including through thought leadership and partnerships. We look forward to the upcoming events in Dubai and Toronto, with future events planned for Helsinki, Jordan, and more.”

More information can be found at www.pgconnects.com.

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

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Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”,

“anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned events operated by the Company’s entertainment division.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.